AEGIS CAPITAL CORP.

December 22, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Rennova Health, Inc. (CIK 0000931059) (the “Company”) Registration Statement on Form S-1 (File No. 333-208157) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Wednesday, December 23, 2015, at 5:00 p.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through December 22, 2015, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated December 22, 2015 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Tom Higgins at Aegis Capital Corp. at 212-813-1010.

Very truly yours,

AEGIS CAPITAL CORP.

By: /s/ Nils Ericson

Name: Nils Ericson
Title: Chief Compliance Officer

810 Seventh Avenue, 18th floor, New York, New York 10019 (212) 813-1010/Fax (212) 813-1047

Member NASD, SIPC